UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For December 2, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated December 2, 2004 - Acquisition


                                                                 2 December 2004

              BUNZL EXPANDS OUTSOURCING SERVICES IN NORTH AMERICA

Bunzl plc, the international distribution and outsourcing Group, today announces that it has acquired TEMO, a redistribution business based in Maspeth, New York.

A private company, TEMO distributes foodservice and jan/san products in the northeast United States and had sales of $28 million in the year ended 31 December 2003. Net assets at completion are estimated to be $2 million on a debt free basis.

Commenting on the acquisition, Anthony Habgood, Chairman of Bunzl said:

"TEMO is a well established redistribution business based in New York which will complement our position and make us stronger in the important northeast market."

Enquiries:

Bunzl plc                                          Finsbury
Anthony Habgood, Chairman                          Roland Rudd
David Williams, Finance Director                   Morgan Bone
Tel: 020 7495 4950                                 Tel: 020 7251 3801



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  December 2, 2004                    By:__/s/ Anthony Habgood__

                                              Title:   Chairman